August 13, 2012

Via EDGAR and e-mail

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:  Targa Resources Partners LP

Amendment No. 1 to Registration Statement on Form S-3

Filed July 16, 2012

File No. 333-182567

Dear Ms. Ransom:

Set forth below are the responses of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”) to the comments contained in the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 6, 2012, with respect to the Partnership’s Amendment No. 1 on Form S-3 filed with the Commission on July 16, 2012, File No. 333-182567. The response below has been prepared and is being provided by the Partnership. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	We note the second sentence to footnote 3 of your fee table included with your initial filing. Please confirm the following:

•	Notwithstanding any exchange, conversion or exercise, the total offering will in no event exceed $300,000,000;

•	Your fee table sets forth all securities which may be issued in exchange for, or upon conversion or exercise of, the securities you are registering; and

•	If you intend to rely on Rule 416 under the Securities Act of 1933, you must rephrase your footnote to comply with the limitations of the Rule.

Response:

The Company acknowledges the Staff’s comment. We can confirm that notwithstanding any exchange, conversion or exercise, the total offering will in no event exceed $300,000,000, our fee table sets forth all securities which may be issued in exchange for, or upon conversion or exercise of, the securities we are registering, and we are not relying on Rule 416 under the Securities Act of 1933.

Please direct any questions that you have with respect to the foregoing to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

Targa Resources Partners LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Matthew J. Meloy
Matthew J. Meloy
Senior Vice President,
Chief Financial Officer and Treasurer

Targa Resources Partners Finance Corporation

By:	/s/ Matthew J. Meloy
Matthew J. Meloy
Senior Vice President,
Chief Financial Officer and Treasurer

Enclosures

cc:   Chris Chase, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.

Christopher S. Collins, Vinson & Elkins L.L.P.